Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-163524

PROSPECTUS

IGI LABORATORIES, INC.

17,514,097 Shares

Common Stock

This prospectus relates to the resale from time to time of up to 17,514,097 shares of our common stock, par value $0.01 per share, for resale by the selling stockholders identified in this prospectus. These shares consist of approximately (i) 14,734,667 shares of our common stock issuable upon the initial conversion of 1,006.879 shares of our outstanding Series B-1 Convertible Preferred Stock, par value $0.01 per share, (ii) up to 2,516,930 shares of our common stock issuable upon conversion of accrued dividends on the Series B-1 Convertible Preferred Stock from the issuance date of such shares through September 30, 2012, and (iii) 262,500 shares of our common stock issuable upon the exercise of warrants. We issued these shares of Series B-1 Convertible Preferred Stock and warrants in a private placement that closed on March 13, 2009.

We are not selling any shares of our common stock under this prospectus and we will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders have advised us that they will sell the common stock from time to time in the open market, on the NYSE Amex or on any national securities exchange or automated interdealer quotation system on which our common stock is then listed or quoted, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under “Plan of Distribution.” We will pay all expenses of registration incurred in connection with this offering, but the selling stockholders will pay all of their selling commissions, brokerage fees and related expenses.

Our common stock is currently traded on the NYSE Amex under the symbol “IG.” On
February 4, 2010, the last reported sales price for our common stock was $0.67 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE “RISK FACTORS” INCLUDED IN THIS PROSPECTUS BEGINNING ON PAGE 5 AND THE “RISK FACTORS” INCLUDED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008 AND ANY SUBSEQUENTLY FILED PERIODIC REPORTS THAT ARE INCORPORATED BY REFERENCE HEREIN BEFORE YOU DECIDE TO INVEST.

Neither the Securities and Exchange Commission (SEC) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 9, 2010.

TABLE OF CONTENTS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. No one is making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only and that any information we have incorporated by reference is accurate as of the date of the document incorporated by reference only, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

IGI Laboratories, Inc.

Because this is a summary, it may not contain all information that may be important to you. You should read this entire prospectus, including the information incorporated by reference, before you decide whether to buy our common stock. You should pay special attention to the risks of investing in our common stock as discussed under “Risk Factors.”

We are engaged in the development, manufacturing, filling and packaging of topical, semi-solid and liquid products for pharmaceutical, cosmeceutical and cosmetic companies primarily using our licensed Novasome® encapsulation technology. We have directed our efforts towards the development of high quality skin care and treatment products marketed through collaborative arrangements with pharmaceutical and consumer products companies. We also provide product development and analytical services to our customers in addition to our manufacturing and packaging services.

We license the Novasome® encapsulation technology from Novavax, Inc. for applications in (i) animal pharmaceuticals, biologicals and other animal health products; (ii) foods, food applications, nutrients and flavorings; (iii) cosmetics, consumer products and dermatological over-the-counter and prescription products (excluding certain topically delivered hormones); (iv) fragrances; and (v) chemicals, including herbicides, insecticides, pesticides, paints and coatings, photographic chemicals and other specialty chemicals, and the processes for making the same.

Our head-office, product development laboratories and manufacturing facility are located at 105 Lincoln Avenue, Buena, New Jersey, our telephone number is 856-697-1441 and our website is at http://www.askigi.com. Information contained on our website is not incorporated into this prospectus.

The Offering

On March 13, 2009, we completed a $6,000,000 private placement with the selling stockholders, which we refer to as the private placement in this prospectus, pursuant to which these selling stockholders were issued 202.9 shares of our Series B-1 Convertible Preferred Stock, $4,782,600 in secured convertible promissory notes, a preferred stock purchase warrant to purchase 797.1 shares of our non-voting Series B-2 Preferred Stock and a warrant to purchase 350,000 shares of common stock. At our annual meeting of stockholders held on May 15, 2009, our stockholders approved the private placement. Immediately upon stockholder approval of the private placement, the $4,782,600 aggregate principal amount of secured convertible promissory notes issued to certain of the selling stockholders, together with accrued and unpaid interest, were converted into an aggregate of 803.979 shares of our Series B-1 Convertible Preferred Stock and the warrant to purchase 797.1 shares of non-voting Series B-2 Preferred Stock issued to certain of the selling stockholders was cancelled. We issued the shares and the warrants in the private placement in reliance on the exemption from registration provided for under Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506 of Regulation D thereunder.

We are registering an aggregate of 17,514,097 shares of common stock issuable upon conversion of outstanding shares of Series B-1 Convertible Preferred Stock and upon exercise of the placement agent warrant. The dollar value of these securities is $10,158,176, calculated based on the 17,251,597 shares of common stock issuable upon conversion of the Series B-1 Convertible Preferred Stock and 262,500 shares of common stock issuable upon exercise of the placement agent warrant that were issued as part of the private placement that are being registered on this registration statement, multiplied by $0.58, the closing price of our common stock on March 13, 2009 (the date of the closing of the private placement) as quoted on NYSE Amex.

The following is a description of the terms of our previously outstanding Series A Preferred Stock and our Series B-1 Convertible Preferred Stock and the warrants that we issued in the private placement.

Series A Preferred Stock

Dividends. The holders of shares of Series A Preferred Stock shall not be entitled to receive any dividends except to the extent we declare and pay a cash dividend on our common stock, then, in that event, the holders of shares of Series A Preferred Stock will be entitled to share in such dividends, on a pro rata basis, as if their shares had been converted into shares of common stock.

Preferred Stock Conversion Rights. Each share of Series A Preferred Stock may be converted at any time at the option of the holder into 10,000 shares of our common stock, subject to adjustments, which we refer to as the Series A Conversion Rate. In addition, the Series A Preferred Stock is subject to mandatory conversion at the Series A Conversion Rate on the earlier of the date that the closing price of our common stock shall have exceeded $2.50 for a period of ten consecutive trading days immediately preceding such date. As of the date of this prospectus, our outstanding shares of Series A Preferred Stock are convertible into an aggregate of 500,000 shares of our common stock.

Voting Rights. As long as any shares of Series A Preferred Stock are outstanding, without the affirmative vote or consent of the holders of at least a majority of the shares of Series A Preferred Stock, voting separately as a class, we shall not amend, alter or repeal the provisions of the Series A Preferred Stock, whether by merger, consolidation or otherwise.

In addition to the class voting rights described above, the Series A Preferred Stock shall be entitled to vote, on an as-converted basis, together as a single class, with the holders of our common stock and all other series and classes of stock permitted to vote with common stock on all matters submitted to a vote of holders of common stock, except with respect to matters in respect of which one or more other classes of stock is entitled to vote as a separate class under the Delaware General Corporation Law or the provisions of our certificate of incorporation. The common stock into which the Series A Preferred Stock is convertible shall, upon issuance, have all of the same voting rights as our other issued and outstanding common stock.

Liquidation Preference. In the event of our liquidation, dissolution or winding up, including a change in control of our company, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to receive an amount equal to $10,000 per share of the Series A Preferred Stock before any payment shall be made or any assets distributed to the holders of our common stock or Series B-1 Convertible Preferred Stock.

Absence of Market for Series A Preferred Stock. There is no established trading market for our Series A Preferred Stock. We do not currently intend to list the Series A Preferred Stock on a national securities exchange or qualify the preferred stock for quotation on a stock exchange. In addition, we do not intend to register the outstanding shares of Series A Preferred Stock, or the common stock issuable upon conversion of the Series A Preferred Stock, under the Securities Act of 1933.

Series B-1 Convertible Preferred Stock

Dividends. From and after the date of the issuance of shares of Series B-1 Convertible Preferred Stock, the holders of the Series B-1 Convertible Preferred Stock shall be entitled to receive, out of funds legally available therefore, when and if declared by the Board of Directors, quarterly dividends at the annual rate of five percent of the original issue price, which equals $6,000 per share, on each outstanding share of Series B-1 Convertible Preferred Stock, subject to appropriate adjustment to reflect any stock split, stock dividend, reverse stock split or similar corporate event affecting the Series B-1 Convertible Preferred Stock. The Series B-1 Convertible Preferred Stock dividends shall accrue from day to day, whether or not earned or declared, commencing on the last day of the calendar quarter in which they would otherwise be declared; provided however, that except in the case of a liquidation or conversion, each as described below, we are under no obligation to pay such dividends unless so declared by the Board of Directors.

Preferred Stock Conversion Rights. Each share of Series B-1 Convertible Preferred Stock may be converted at any time at the option of the holder into shares of our common stock at a rate equal to 14,634 shares of common stock, subject to adjustments to reflect stock splits, stock dividends, reverse stock splits or similar corporate events, per share, plus such number of shares of common stock equal to the then accrued and unpaid dividends on such share of Series B-1 Convertible Preferred Stock divided by $0.41, which we refer to as the Conversion Rate in this prospectus. In addition, the Series B-1 Convertible Preferred Stock is subject to mandatory conversion at the Conversion Rate on the earlier of the date that (i) the closing price of the common stock exceeds $1.20 for a period of twenty-five consecutive trading days preceding such date and (ii) as determined by the vote of a majority of the holders of the Series B-1 Convertible Preferred Stock. As of September 30, 2009, our outstanding shares of Series B-1 Convertible Preferred Stock were convertible into an aggregate of 15,040,860 shares of our common stock.

Voting Rights. As long as any shares of Series B-1 Convertible Preferred Stock are outstanding, without the affirmative vote or consent of the holders of at least a majority of the shares of Series B-1 Convertible Preferred Stock, voting separately as a class, we shall not:

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authorize, create, or issue any class or series of capital stock ranking, either as to payment of dividends, distributions of assets upon liquidation or otherwise, or redemptions, prior to or on parity with the Series B-1 Convertible Preferred Stock; and

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authorize any redemptions or repurchases of common stock, or repurchase or redeem any common stock, except in limited circumstances, for repurchases or redemptions of common stock from employees upon their termination of employment with us.

In addition to the class voting rights described above, the Series B-1 Convertible Preferred Stock shall be entitled to vote, on an as-converted basis, together as a single class, with the holders of the common stock and all other series and classes of stock permitted to vote with common stock on all matters submitted to a vote of holders of common stock, except with respect to matters in respect of which one or more other classes of common stock is entitled to vote as a separate class under the Delaware General Corporation Law or the provisions of our certificate of incorporation. The common stock into which the Series B-1 Convertible Preferred Stock is convertible shall, upon issuance, have all of the same voting rights as our other issued and outstanding common stock.

Board Representation. For so long as any shares of Series B-1 Convertible Preferred Stock remain outstanding, the holders of the Series B-1 Convertible Preferred Stock, voting separately as one class, shall be entitled to elect two members of the Board of Directors. A vacancy in any directorship elected by the holders of the Series B-1 Convertible Preferred Stock shall be filled only by vote or written consent of the holders of the Series B-1 Convertible Preferred Stock, consenting or voting, as the case may be, separately as one class.

Liquidation or Change in Control. Upon a Liquidation Event (as defined below), the holders of the shares of Series B-1 Convertible Preferred Stock then outstanding shall be paid out of our assets available for distribution to stockholders, an amount equal to the greater of (i) $6,000 per share (subject to appropriate adjustment to reflect any stock split, stock dividend, reverse stock split or similar corporate event affecting the Series B-1 Convertible Preferred Stock) plus any accrued but unpaid dividends, whether or not declared, and any other declared but unpaid dividends and (ii) such amount per share of Series B-1 Convertible Preferred Stock as would have been payable had each share been converted to common stock pursuant immediately prior to the Liquidation Event, before any payment shall be made to the holders of common stock or any other junior stock but after any payment has been made to the holders of Series A Preferred Stock or any other senior stock. If upon any Liquidation Event, the assets to be distributed to the holders of the Series B-1 Convertible Preferred Stock shall be insufficient to permit payment to such stockholders of the full preferential amounts aforesaid, then all of our assets available for distribution to holders of the Series B-1 Convertible Preferred Stock shall be distributed to such holders of the Series B-1 Convertible Preferred Stock pro rata, in proportion to the full respective distributable amounts to which they are entitled. A “Liquidation Event” means the liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary. In addition, a consolidation or merger of us with or into any other corporation or corporations, or a sale of all or substantially all of our assets, or the effectuation by us of a transaction or series of transactions in which more than 50% of our voting shares are disposed of or conveyed, shall be deemed to be a Liquidation Event.

Absence of Market for Series B-1 Convertible Preferred Stock. There is no established trading market for our Series B-1 Convertible Preferred Stock. We do not currently intend to list the Series B-1 Convertible Preferred Stock on a national securities exchange or qualify the preferred stock for quotation on a stock exchange. We do not intend to register the outstanding shares of Series B-1 Convertible Preferred Stock under the Securities Act of 1933. The registration statement of which this prospectus is a part registers, for resale, shares of common stock issuable upon conversion of the Series B-1 Convertible Preferred Stock, under the Securities Act of 1933.

Warrants

We issued to Rockport Venture Securities, LLC, our placement agent in the private placement, warrants to purchase 350,000 shares of our common stock at an exercise price of $0.41 per share, which we refer to as the Rockport Warrant. The Rockport Warrant has a three-year term. We do not intend to register the outstanding warrants under the Securities Act of 1933. The registration statement of which this prospectus is a part registers, for resale, shares of common stock issuable upon exercise of the warrants, under the Securities Act of 1933.

RISK FACTORS

An investment in our common stock involves risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the factors set forth below as well as the risk factors in our Annual Report on Form 10-K for the year ended December 31, 2008 and any subsequently filed periodic reports, including our Quarterly Reports on Form 10-Q, which are incorporated by reference into the accompanying prospectus before deciding whether an investment in our common stock is suitable for you.

There are a large number of shares of our common stock eligible for sale into the public market in the near future, which may reduce the price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, or the perception that such sales could occur. Upon the effectiveness of this registration statement, of which this prospectus forms a part, we will have a large number of shares of common stock available for resale. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Concentration of ownership could delay or prevent a change in control or otherwise influence or control most matters submitted to our stockholders.

As of September 30, 2009, certain funds affiliated with Signet Healthcare Partners and their affiliates owned shares of Series B-1 Convertible Preferred Stock representing in aggregate approximately 45.8% of our outstanding voting power. As a result, Signet and their affiliates potentially could influence and control matters submitted to a vote of stockholders, including a change of control transaction, which could prevent or delay such a transaction.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this prospectus and the documents incorporated herein by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, that are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and on management’s beliefs and assumptions. In addition, other written or oral statements, which constitute forward-looking statements, may be made by us or on our behalf. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on current expectations of management and are not guarantees of future performance, and involve certain risks, uncertainties and assumptions, which are difficult to predict. These risks and uncertainties include, without limitation, competitive factors, outsourcing trends in the pharmaceutical industry, the general economic conditions in the markets in which we operate, levels of industry research and development spending, our ability to continue to attract and retain qualified personnel, the fixed price nature of product development agreements or the loss of customers and other factors described in our filings with the Securities and Exchange Commission, including the “Risk Factors” section as set forth in our Annual Report on Form 10-K for the year ended December 31, 2008 and any subsequently filed periodic reports, including our Quarterly Reports on Form 10-Q. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition by the selling stockholders of the shares of our common stock covered hereby, or interests therein. In addition, we will not receive any proceeds from the conversion by the selling stockholders of their shares of Series B-1 Convertible Preferred Stock into shares of common stock.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of these shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration fees, listing fees of the NYSE Amex and fees and expenses of our counsel and our accountants.

A portion of the shares of common stock covered by this prospectus are issuable upon exercise of warrants to purchase common stock. Upon any cash exercise of the warrants, the selling stockholders will pay us the exercise price of the warrants. Under certain circumstances, the holders of our warrants may exercise their warrants on a cashless basis. The exercise price of the warrants is $0.41 per share. If all warrants covered by this prospectus are exercised for cash, we will receive cash proceeds equal to $107,625. We will use any cash we receive upon the exercise of the warrants for working capital.

DIVIDEND POLICY

We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Consequently, stockholders will need to sell shares of our common stock to realize a return on their investment, if any.

CONVERTIBLE PREFERRED STOCK TRANSACTION

Description of Private Placement. On March 13, 2009, we completed a private placement of Series B-1 Convertible Preferred Stock, secured convertible promissory notes, which we refer to as the Notes, and warrants to purchase shares of Series B-2 Preferred Stock, which we refer to as Warrants (and together with the Series B-1 Convertible Preferred Stock and the Notes, the Securities), to certain investment funds affiliated with Signet Healthcare Partners, G.P., who we collectively refer to as the Investors, for an aggregate purchase price of $6,000,000, which we collectively refer to as the private placement. Rockport Venture Securities, LLC, which we refer to as Rockport, acted as our placement agent in connection with the offering. We agreed to sell the Securities to the Investors pursuant to the terms of the securities purchase agreement, dated March 13, 2009, which we refer to as the Purchase Agreement, which is described in more detail below. Upon the consummation of the private placement, we issued 202.9 shares of Series B-1 Convertible Preferred Stock and Notes in the aggregate principal amount of $4,782,600 to the Investors. Each share of Series B-1 Convertible Preferred Stock is convertible into 14,634 shares of our common stock, for an implied common stock conversion price of $0.41 per share.

Upon stockholder approval of the private placement at our 2009 annual meeting of stockholders held on May 15, 2009, the aggregate principal amount of the Notes automatically converted into an aggregate of 797.1 shares of Series B-1 Convertible Preferred Stock and all accrued interest on the Notes converted into additional shares of Series B-1 Convertible Preferred Stock. Upon conversion of the Notes, the Warrants became null and void for all purposes. As a condition precedent to entering into the Stock Purchase Agreement, the Investors required Pinnacle Mountain Partners, LLC, a New Hampshire limited liability company, who we refer to as Pinnacle, and a creditor of ours, to enter into the conversion agreement described below pursuant to which the outstanding principal amount due pursuant to the terms of the Pinnacle note converted into 1,219,512 shares of our common stock upon stockholder approval at our 2009 annual meeting of stockholders.

The combined market price of the total number of shares underlying the Series B-1 Convertible Preferred Stock, calculated using the market price per share on the date of sale of the Series B-1 Convertible Preferred Stock, or March 13, 2009, and the total possible shares underlying the Series B-1 Convertible Preferred Stock on the date of issuance, assuming that stockholder approval had been obtained on the date of issuance, is equal to $8,546,107 ($1,297,297 with respect to Life Sciences Opportunities Fund II, L.P. and $7,248,810 with respect to Life Sciences Opportunities Fund (Institutional) II, L.P.). The total possible discount to the market price as of the date of the sale of the Series B-1 Convertible Preferred Stock, calculated by subtracting the total amount paid for the Series B-1 Convertible Preferred Stock on the date of the sale of the Series B-1 Convertible Preferred Stock from the combined market price of the total number of shares underlying the Series B-1 Convertible Preferred Stock on that date, assuming that stockholder approval had been obtained on the date of issuance, is $2,546,107 ($380,242 with respect to Life Sciences Opportunities Fund II, L.P. and $2,124,651 with respect to Life Sciences Opportunities Fund (Institutional) II, L.P.). The dollar value of the securities registered on this registration statement as of March 13, 2009, the date of the closing of the convertible preferred stock transaction, was $10,158,176. See “Prospectus Summary — The Offering” for a further discussion of the market value of the securities registered hereby.

The following table discloses, among other things, the proceeds to us as a result of the private placement after giving effect to any payments that may be required to be made by us in the year following the private placement:

Gross proceeds	$6,000,000

Accrued interest on Series B-1 Convertible Preferred Stock during the year following the private placement	$ 261,260

Expenses incurred in connection with the private placement	$ 721,000

Resulting net proceeds to us	$5,017,740

The total possible profit that could have been realized as of the date of issuance by the selling stockholders (1)	$2,564,393

Percentage calculation (2)	56.3%

(1)

Such amount was calculated by multiplying (i) the shares of common stock issuable upon conversion of the Series B-1 Convertible Preferred Stock (14,734,667) plus the shares of common stock issuable upon exercise of the warrant granted to the placement agent (350,000), and (b) the fair market value of our common stock at the closing of the private placement ($0.58) less the conversion price of the Series B-1 Convertible Preferred Stock and the exercise price of the warrant ($0.41). Such calculation assumes that holders of Series B-1 Convertible Preferred Stock could have converted their shares into 14,734,667 shares of common stock on the date of issuance.

(2)

Such amount represents the percentage of the total possible payments that may be required to be made by us in the year following the private placement plus the total possible discount to the market price of the shares underlying the convertible preferred stock divided by the net proceeds to us after the expenses of the offering from the private placement.

Board Representation. Upon the consummation of the private placement, our Board of Directors appointed Joyce Erony, a managing director of Signet Healthcare Partners, to a newly created seat on the Board of Directors that may be designated by the holders of the Series B-1 Convertible Preferred Stock. In addition, pursuant to the terms of the private placement, we also agreed to appoint James C. Gale, a managing director of Signet Healthcare Partners, as an additional member of the Board of Directors as a designee of the holders of the Series B-1 Convertible Preferred Stock upon receiving stockholder approval of the private placement.

NYSE Amex Stockholder Approval Requirement. Our common stock is listed on the NYSE Amex exchange and, as a result, we are subject to Section 713 of the NYSE Amex Company Guide which requires stockholder approval for issuances of securities that will (i) involve the issuance of common stock, or securities convertible into common stock, equal to 20% or more of presently outstanding stock of a company for less than the greater of book or market value of the stock and/or (ii) result in a change of control of the issuer. The closing price of our common stock on the trading date of the consummation of the private placement was $0.58. The implied common stock conversion price of the Series B-1 Convertible Preferred Stock sold in the private placement was $0.41 per share and the amount of common stock that can be issued upon conversion of the Series B-1 Convertible Preferred Stock equals more than 20% of the outstanding common stock immediately prior to the consummation of the private placement. As such, stockholder approval of the private placement was required by the NYSE Amex in order for the Notes to become convertible into Series B-1 Convertible Preferred Stock. In addition, the Series B-1 Convertible Preferred Stock issued in the private placement together with the rights of the holders of the Series B-1 Convertible Preferred Stock, including the number of directors that may be elected by the holders of the Series B-1 Convertible Preferred Stock after stockholder approval was obtained, is such that the NYSE Amex viewed the ability to convert the Notes into Series B-1 Convertible Preferred Stock and the ability to obtain the additional board seat as causing a “change of control.” For this reason, stockholder approval of the private placement was also required by the NYSE Amex in order for the Notes to become convertible into Series B-1 Convertible Preferred Stock and in order for the holders of the Series B-1 Convertible Preferred Stock to obtain the additional board seat. As previously discussed, we obtained stockholder approval of the Private Placement at our 2009 annual meeting of stockholders held on May 15, 2009.

Voting Agreements. In connection with the private placement, certain holders of our capital stock entered into a Voting Agreement with the Investors, pursuant to which these holders agreed to vote or execute and deliver a written consent in favor of approving the private placement and any matter that could reasonably be expected to facilitate the consummation of the private placement and against approval of any proposal made in opposition to or in competition with consummation of the private placement, or against our liquidation or winding up. In addition, these holders also agreed to vote or provide a written consent in favor of the Credit Agreement Conversion (as described in greater detail below) and against any proposal made in opposition to or in competition with the consummation of the conversion of the Pinnacle Loan. As part of the Voting Agreement, the holders provided the Investors with an irrevocable proxy to be used to vote on behalf of the holders in the event that any of the holders breaches, fails to fulfill or anticipatorily breaches his, her or its obligations under the Voting Agreement. The holders’ obligation under the Voting Agreement terminated once we received stockholder approval of the private placement.

Proceeds from the Private Placement. In connection with the private placement, we incurred placement and legal fees of approximately $721,000, resulting in net proceeds of $5,279,000.

Placement Agent. As discussed above, we engaged Rockport as our placement agent in connection with the transaction. While Rockport provided financial guidance to us and the Board of Directors, it did not provide a fairness opinion. For its services as a placement agent, Rockport received a cash fee of $350,000 and the Rockport Warrant (as defined below).

Dilution. We issued 797.1 shares of our Series B-1 Convertible Preferred Stock upon stockholder approval of the private placement on May 15, 2009, which, together with the 202.9 shares of Series B-1 Convertible Preferred Stock issued upon the closing of the private placement on March 13, 2009, were initially convertible into 14,634,000 shares of our common stock for each share of outstanding Series B-1 Convertible Preferred Stock. In addition, the holders of the Series B-1 Convertible Preferred Stock are entitled to vote on an “as converted” basis together with the holders of common stock, voting together as a single class. Because the holders of the Series B-1 Convertible Preferred Stock will own a significant percentage of our voting power, they may have considerable influence in determining the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including the election of directors and approval of mergers, consolidations and the sale of all or substantially all of our assets. As a result, upon approval of the private placement, our existing stockholders incurred substantial dilution to their voting and economic interests.

The following is a summary of the material provisions of the agreements executed by us in connection with the Private Placement.

Securities Purchase Agreement

As described above, the Securities Purchase Agreement provided for the issuance and sale to the Investors of an aggregate of 202.9 shares of Series B-1 Convertible Preferred Stock, the Notes, and the Warrants to purchase 797.1 shares of Series B-2 Preferred Stock for an aggregate purchase price of approximately $6,000,000.

Secured Convertible Promissory Notes due July 31, 2009

The 5% secured convertible promissory notes were due July 31, 2009 and had an aggregate principal amount of $4,782,600, and, upon the occurrence of certain events, including stockholder approval of the private placement, were convertible into shares of our Series B-1 Convertible Preferred Stock at a conversion price of $6,000 per share. The Notes would have matured on July 31, 2009 and bore simple interest at the rate of 5% per annum. Interest was payable on the maturity date of the notes unless the interest is converted into shares of Series B-1 Convertible Preferred Stock.

The Notes, and any accrued but unpaid interest, by their terms automatically converted, without any further action on the part of the holders of the Notes, into shares of Series B-1 Convertible Preferred Stock on the date of stockholder approval of the private placement.

Warrants

We issued in the private placement warrants to purchase an aggregate of 797.1 shares of our Series B-2 Preferred Stock at an exercise price of $6,000 per share, which we refer to as the Warrants. The Warrants could have also been exercised by means of a cashless exercise. The Warrants had a four-year term beginning on July 31, 2009 (the scheduled maturity date of the Notes). The exercise price and the number of shares underlying the Warrants were subject to adjustment for stock dividends and splits, combinations, and reclassifications, reorganizations and consolidations. The Warrants terminated once the Notes converted into shares of Series B-1 Convertible Preferred Stock.

We also issued to Rockport Venture Securities, LLC, our placement agent in the Private Placement, warrants to purchase 350,000 shares of our common stock at an exercise price of $0.41 per share, which we refer to as the Rockport Warrant. The Rockport Warrant has a three-year term. Until stockholder approval of the private placement, the Rockport Warrant was only exercisable for 88,550 shares of our common stock. Following receipt of stockholder approval of the private placement, the Rockport Warrant was exercisable in full.

Registration Rights Agreement

We, the Investors and Rockport also entered into a registration rights agreement pursuant to which we agreed to file an initial registration statement with the Securities and Exchange Commission on or prior to December 13, 2009 and to use our best efforts to have such registration statement declared effective by the Commission by March 13, 2010.

Director Indemnification Agreements

In connection with the appointment of Ms. Erony to the Board of Directors, we entered into an indemnification agreement with Ms. Erony, pursuant to which we agreed, among other things, to indemnify Ms. Erony, to the extent permitted by Delaware law, against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by her in connection with any suit in which she is a party or otherwise involved as a result of her service as a member of the Board of Directors. Under the terms of the indemnification agreement, we also agreed, subject to certain conditions, to advance expenses from time to time, whether prior to or after final disposition of any proceedings as described in the indemnification agreement. In addition, we agreed that our indemnification obligations to Ms. Erony arising under the indemnification agreement shall be primary to any other indemnification that Ms. Erony is entitled to receive from any third party.

Pinnacle Loan Agreement

We were a party to a Loan and Security Agreement originally entered into by and between us and Pinnacle Mountain Partners, LLC, which we refer to as Pinnacle, a company owned by Dr. and Mrs. Hager, significant stockholders of ours, and in the case of Mrs. Hager, a director of ours, dated as of January 29, 2007, as subsequently amended on July 29, 2008 and January 26, 2009. We refer to the Loan and Security Agreement as the Loan Agreement. Amounts payable under the Loan Agreement were evidenced by a revolving note, which we refer to as the Pinnacle Note. Prior to the consummation of the private placement, the Loan Agreement had a maturity date of July 31, 2009 and bore interest at a rate of 8.5% per annum.

As a condition to proceeding with the private placement, the Investors required that Pinnacle and us amend the terms of the Loan Agreement, which we refer to as the Third Amendment to the Loan Agreement. Pursuant to the Third Amendment to the Loan Agreement, the parties agreed to change the final payment date of the amounts borrowed pursuant to the Loan Agreement from July 31, 2009 to instead provide that 50% of the amount of all loans and advances made by Pinnacle pursuant to the Loan Agreement would become due and payable on July 31, 2010 and the remaining outstanding loans and advances, together with interest thereon, would become due and payable on July 31, 2011. In connection with the Third Amendment to the Loan Agreement, we and Pinnacle amended and restated the Pinnacle Note to incorporate the new repayment and maturity terms.

In connection with the private placement, and the issuance of the Notes, the Investors required Pinnacle to enter into an Intercreditor Agreement by which Pinnacle agreed, among other things, that the Pinnacle debt and the Investors debt would be pari passu in right to the payment, priority, collection and enforcement.

Conversion Agreement

In addition, and as a further condition to proceeding with the private placement, the Investors also required Pinnacle and us to enter into a conversion agreement, dated March 13, 2009, which we refer to as the Conversion Agreement. Under the terms of the Conversion Agreement, Pinnacle agreed to convert the principal amount of the Note into shares of our common stock, at a conversion rate of $0.41 per share in full satisfaction of the amounts otherwise payable by us under the Pinnacle Note, which we refer to as the Credit Agreement Conversion, upon receipt of stockholder approval of the Credit Agreement Conversion. Our stockholders approved the Credit Agreement Conversion at our annual meeting of stockholders on May 15, 2009.

NYSE Amex Stockholder Approval Requirement

Our common stock is listed on the NYSE Amex exchange and, as a result, we are subject to Section 711 and Section 713 of the NYSE Amex Company Guide. Section 711 of the NYSE Amex Company Guide requires stockholder approval for the establishment of an equity compensation arrangement pursuant to which stock may be acquired by a director of an issuer. Section 713 of the NYSE Amex Company Guide requires stockholder approval of the issuance of securities in a transaction that will involve the issuance of common stock, or securities convertible into common stock, equal to 20% or more of presently outstanding stock of a company for less than the greater of book or market value of the stock. Pursuant to the Conversion Agreement, upon stockholder approval, the Pinnacle Note would be convertible into shares of our common stock at a conversion rate of $0.41 per share in full satisfaction of the amounts otherwise payable by us under the Pinnacle Note. The closing price of our common stock on the trading date of the consummation of the private placement was $0.58. In addition, Mrs. Hager, a director of ours, is an affiliate of Pinnacle. For the above reasons, stockholder approval pursuant to Section 711 of the NYSE Amex Company Guide of the Credit Agreement Conversion was required in order for the principal amount of the Pinnacle Note to convert into shares of our common stock at a conversion rate of $0.41 per share in full satisfaction of the amounts otherwise payable by us under the Pinnacle Note. Further, as explained above NYSE Amex required stockholder approval for certain transactions to be effected pursuant to the private placement. The Conversion Agreement was negotiated in connection with the private placement and may be deemed part of that transaction requiring stockholder approval in order for the Credit Agreement Conversion to be consummated. For the above reasons, stockholder approval was also required pursuant to Section 713 of the NYSE Amex Company Guide of the Credit Agreement Conversion in order for the principal amount of the Pinnacle Note to convert into shares of our common stock at a conversion rate of $0.41 per share in full satisfaction of the amounts otherwise payable by us under the Pinnacle Note.

SELLING STOCKHOLDERS

The selling stockholders named in this prospectus acquired shares of our Series B-1 Convertible Preferred Stock or warrants in the private placement or are transferees of such stockholders. In connection with the private placement, we granted to the selling stockholders and their transferees, named in this prospectus, registration rights pursuant to which we filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale or other disposition of the shares of common stock issuable upon conversion of the Series B-1 Convertible Preferred Stock or upon exercise of the warrants. These shares of common stock are being offered for resale by this prospectus and may be sold or otherwise disposed from time to time by the selling stockholders on NYSE Amex, in privately negotiated transactions or otherwise. We have also agreed to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement effective for the period of time required under our agreement with the selling stockholders. The warrants held by the selling stockholders are exercisable at any time in whole or in part and expire on March 13, 2012.

Beneficial ownership is determined in accordance with the rules of the SEC, and is based upon information provided by each respective selling stockholder, Forms 4, Schedules 13D and 13G and other public documents filed with the SEC. The number representing the number of shares of common stock beneficially owned prior to the offering for each selling stockholder includes (i) all shares held by a selling stockholder prior to the date hereof, including shares purchased by the selling stockholder (or its transferee) pursuant to the private placement and being offered pursuant to this prospectus, as well as (ii) all options or other derivative securities which are exercisable within 60 days of December 31, 2009, including the warrants purchased in the private placement. The percentages of shares owned after the offering are based on 34,588,844 shares of our common stock, which includes shares of common stock outstanding as of December 31, 2009 and shares of common stock offered by this prospectus (but not the shares issuable upon exercise of the warrants purchased in the private placement). For purposes of preparing the table below, we have also treated the 2,516,930 shares of common stock that may be issuable upon conversion of accrued dividends on the Series B-1 Convertible Preferred Stock from the issuance date of such shares through September 30, 2012 as if such shares were issued and outstanding as of December 31, 2009.

Unless otherwise indicated below, to our knowledge, all persons named in this table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

Except as noted in the footnotes below, none of the selling stockholders has held any position or office with us or our affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years, other than as a result of the ownership of our shares or other securities.

The selling stockholders may sell some, all or none of the shares of common stock offered by this prospectus. We do not know how long the selling stockholders will hold their shares of Series B-1 Convertible Preferred Stock or warrants before converting into common stock and selling them. We currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares of common stock being offered hereunder other than the securities purchase agreement and common stock warrant purchase agreement pursuant to which the selling stockholders purchased their shares of Series B-1 Convertible Preferred Stock from us and were issued the warrant to purchase shares of our common stock. The shares offered by this prospectus may be offered from time to time by the selling stockholders, although the shares of our common stock underlying the Series B-1 Convertible Preferred Stock will not be eligible to be offered pursuant to this prospectus until shares of Series B-1 Convertible Preferred Stock are converted into shares of common stock and the warrants will not be eligible to be offered pursuant to this prospectus until the warrants are exercised. Accordingly, for purposes of this table, we have assumed that, after completion of the offering, the only shares that will continue to be held by the selling stockholders are those shares that do not have registration rights as a result of the private placement. The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act some or all of their shares of common stock since the date on which the information in the table below is presented. Information about the selling stockholders may change over time.

The following table sets forth, to our knowledge, information about the selling stockholders as of December 31, 2009.

	Number of Shares of Common Stock Beneficially Owned Prior to the		Number of Shares of Common Stock Underlying Series B-1 Convertible Preferred Stock Registered for		Number of Shares of Common Stock Underlying Warrants Registered for Sale	Shares Beneficially Owned After Offering
Name of Selling Stockholders	Offering		Sale Hereby		Hereby	Number	Percent
Life Sciences Opportunities Fund II, L.P. (1)	2,618,788	(2)(3)	2,618,788	(2)(3)	—	—	—
Life Sciences Opportunities Fund (Institutional) II, L.P. (1)	14,632,809	(3)(4)	14,632,809	(3)(4)	—	—	—
Rockport Venture Securities, LLC (5)	262,500		—		262,500	—	—
TOTAL	17,514,097		17,251,597		262,500	—	—

____________________

(1)

Information is based on a Schedule 13D/A filed on May 19, 2009. Includes securities held directly by Life Sciences Opportunities Fund (Institutional) II, L.P. (“LOF Institutional”) and Life Sciences Opportunities Fund II, L.P. (“LOF” and collectively with LOF Institutional, the “Funds”) and indirectly by Signet Healthcare Partners, LLC (“General Partner”), the general partner of each of the Funds, James C. Gale, a director of ours, and the chief investment officer, a manager and member of the General Partner, SMH Capital Inc. (“SMH Capital”), the controlling member of the General Partner, Sanders Morris Harris Group, Inc. (“SMHG”), the parent company of SMH Capital, Joyce Erony, a director of ours and a managing director of the General Partner, Ben T. Morris, a manager of the General Partner and Chief Executive Officer and a director of SMH Capital and SMHG. The General Partner, Mr. Gale, SMH Capital, SMHG, Ms. Erony and Mr. Morris disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein, if any. The address of each filer is Carnegie Hall Tower, 152 West 57th Street, 19th Floor, New York, NY 10019, except SMH Capital, SMHG and Mr. Morris, which is 600 Travis, Suite 5800, Houston, Texas 77002.

(2)

Issuable upon conversion of 152.844 shares of Series B-1 Convertible Preferred Stock held by LOF.

(3)

Each share of Series B-1 Convertible Preferred Stock is convertible into 14,634 shares of our common stock plus such number of shares of common stock as shall equal (x) the accrued and unpaid dividends on the Series B-1 Convertible Preferred Stock as of the date of conversion divided by (y) $0.41. Such conversion ratio may be adjusted from time to time pursuant to customary adjustment features as set forth in the Certificate of Designation for the Series B-1 Convertible Preferred Stock.

(4)

Issuable upon conversion of 854.035 shares of Series B-1 Convertible Preferred Stock held by LOF Institutional.

(5)

Thomas R. Bassinger and Mark G. Bosland control the investment decisions of Rockport Venture Securities, LLC and may be deemed to beneficially own the shares held by Rockport. Mr. Bassinger and Mr. Bosland disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein, if any.

The following table discloses, among other things, the number of shares of our common stock publicly held prior to the private placement and the number of shares registered for resale in this registration statement:

Number of Shares
The number of shares outstanding prior to the private placement that are held by persons other than the selling stockholders, our affiliates and affiliates of the selling shareholders.	5,928,790

The number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders.	17,514,097

The number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.	17,514,097

We have not registered any shares for resale by the selling stockholders or their affiliates in prior registration statements.

PLAN OF DISTRIBUTION

We are registering shares of common stock on behalf of the selling stockholders. “Selling stockholders” include donees, pledgees, transferees or successors-in-interest selling securities received from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus. Sales of the shares may be affected by selling stockholders from time to time in one or more types of transactions, including block transactions:

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on the NYSE Amex,

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in the over-the-counter market,

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in privately negotiated transactions,

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by pledges to secure debts or other obligations,

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through put or call option transactions relating to the shares, or

•

through short sales of shares,

or a combination of these methods of sale or through any lawful manner, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

The selling stockholders may sell shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might be in excess of customary commissions.

The selling stockholders and any broker-dealers that act in connection with the sale of securities might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by these broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against specified liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling stockholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Act, disclosing:

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the name of each such selling stockholder and of the participating broker-dealer(s),

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the number of shares involved,

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the price at which such shares were sold,

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the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

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that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•

other facts material to the transaction.

In addition, if we are notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest who acquires shares from the selling stockholder other than pursuant to a purchase under this prospectus, intends to sell more than 500 shares and such shares are not eligible for sale under Rule 144 of the Exchange Act, a supplement to this prospectus will be filed.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus has been passed upon for us by Pepper Hamilton LLP.

EXPERTS

The financial statements of IGI Laboratories, Inc. as of December 31, 2008 and 2007, and for each of the years in the two-year period ended December 31, 2008 which were included in our Annual Report on Form 10-K for the year ended December 31, 2008, have been incorporated by reference herein and in the registration statement in reliance upon the report of Amper, Politziner & Mattia, LLP, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. We are a public company and file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC’s website at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all the shares of common stock that are part of this offering are sold.

The following documents filed with the SEC are incorporated by reference in this prospectus:

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Our Annual Report on Form 10-K for the year ended December 31, 2008;

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Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009;

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Our Current Reports on Form 8-K filed with the SEC on January 29, 2009, March 19, 2009, May 7, 2009, May 19, 2009, May 28, 2009, May 29, 2009, July 2, 2009 and September 21, 2009; and

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The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on June 9, 1988, including any amendments or reports filed thereafter for the purpose of updating such description in which there is described the terms, rights and provisions applicable to our common stock.

You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to any of these reports, free of charge on the SEC’s website. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus.

In addition, we will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to our Controller, c/o IGI Laboratories, Inc., 105 Lincoln Avenue, Buena, New Jersey, 08310, (856) 697-1441.

You should rely only on the information contained in this prospectus, including information incorporated by reference herein. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.